                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------



                      Pioneer Financial Services Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                            007236721
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                               James Mazzeo
                       Heyman Investment Associates
                            333 Post Road West
                       Westport, Connecticut  06881
                              (203) 226-1206
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             January 16, 1997
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 31 Pages)

 CUSIP No.       007236721               13D        Page  2 of 31 Pages


     1     NAME OF REPORTING PERSON:    Heyman Investment Associates

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC, OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      CONNECTICUT
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       494,150
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  494,150
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       494,150
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.3%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No.       007236721               13D        Page  3 of 31 Pages


     1     NAME OF REPORTING PERSON:    The Annette Heyman Foundation Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      CONNECTICUT
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       10,000
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  10,000
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       10,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Less than
                                                                0.1%
    14     TYPE OF REPORTING PERSON:    OO

 CUSIP No.       007236721               13D        Page  4 of 31 Pages


     1     NAME OF REPORTING PERSON:    Samuel J. Heyman

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      USA
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     672,200
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       672,200
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       672,200
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.8%

    14     TYPE OF REPORTING PERSON:    IN

 CUSIP No.       007236721               13D        Page 5 of 31 Pages


     1     NAME OF REPORTING PERSON:    GAF Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     84,010
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       84,010
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       84,010
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       007236721               13D        Page  6 of 31 Pages


     1     NAME OF REPORTING PERSON:    G-I Holdings Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     84,010
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       84,010
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       84,010
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       007236721               13D        Page  7 of 31 Pages


     1     NAME OF REPORTING PERSON:    G Industries Corp.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     84,010
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       84,010
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       84,010
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       007236721               13D        Page  8 of 31 Pages


     1     NAME OF REPORTING PERSON:    GAF Building Materials Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     84,010
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       84,010
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       84,010
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       007236721               13D        Page  9 of 31 Pages


     1     NAME OF REPORTING PERSON:    Building Materials Corporation of
                                        America

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC, OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       84,010
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  84,010
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       84,010
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       007236721               13D        Page  10 of 31 Pages


     1     NAME OF REPORTING PERSON:    ISP Holdings Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC, OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       25,245
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     58,795
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  25,245
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       58,795
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       84,040
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       007236721               13D        Page  11 of 31 Pages


     1     NAME OF REPORTING PERSON:    International Specialty Products
                                        Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     58,795
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       58,795
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       58,795
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       007236721               13D        Page  12 of 31 Pages


     1     NAME OF REPORTING PERSON:    ISP Investments Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  WC, OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       58,795
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  58,795
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       58,795
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%

    14     TYPE OF REPORTING PERSON:    CO

     Item 1.   Security and Issuer
               -------------------

          This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $1.00 per share (the "Shares"), of Pioneer Financial Services Inc.(the "Corporation"). The address of the principal executive office of the Corporation is 1750 East Golf Road, Schaumburg, Illinois 60173.

     Item 2.   Identity and Background
               -----------------------

          The persons filing this Schedule 13D are Heyman Investment Associates, a Connecticut limited partnership ("HIA"), The Annette Heyman Foundation Inc., a Connecticut charitable foundation ("AHF"), Samuel J. Heyman, a citizen of the United States of America, GAF Corporation, a Delaware corporation ("GAF"), G-I Holdings Inc., a Delaware corporation ("G-I Holdings"), G Industries Corp., a Delaware corporation ("G Industries"), GAF Building Materials Corporation, a Delaware corporation ("GAFBMC"), Building Materials Corporation of America, a Delaware corporation ("BMCA"), ISP Holdings Inc., a Delaware corporation ("ISP Holdings"), International Specialty Products Inc., a Delaware corporation ("ISP"), and ISP Investments Inc., a Delaware corporation ("ISP Investments"). HIA and AHF have their principal place of business at 333 Post Road West, Westport, Connecticut 06881. Mr. Heyman, GAF, GAFBMC and BMCA have their principal place of business at 1361 Alps Road, Wayne, New Jersey 07470. G-I Holdings, G Industries, ISP Holdings, ISP and ISP Investments have their principal place of business at 818 Washington Street, Wilmington, Delaware 19801. GAF, G-I Holdings, G Industries, BMCA, GAFBMC, ISP Holdings, ISP and ISP Investments are sometimes hereinafter referred to as the "GAF Reporting Persons." The GAF Reporting Persons, together with Mr. Heyman, HIA and AHF, are sometimes hereinafter referred to as the "Reporting Persons."

          Mr. Heyman is the sole general partner of HIA and a member of the Board of Management of AHF and its authorized investment officer. Mr. Heyman controls GAF. GAF controls G-I Holdings. G-I Holdings controls G Industries. G Industries controls GAFBMC. GAFBMC controls BMCA. Mr. Heyman controls ISP Holdings. ISP Holdings controls ISP. ISP controls ISP Investments. Mr. Heyman is the Chairman and Chief Executive Officer of each of the GAF Reporting Persons. Mr. Heyman is in the position to directly, in some instances, and indirectly determine the investment and voting decisions to be made by the Reporting Persons.


          HIA is an investment partnership. AHF is a charitable foundation. The business of GAF consists primarily of owning 100% of the capital stock of G-I Holdings. The business of G-I Holdings consists primarily of owning 100% of the capital stock of G Industries. The business of G Industries consists primarily of (i) owning, through its ownership of 100% of the capital stock of GAFBMC, 100% of the capital stock of BMCA, an operating subsidiary engaged in the manufacture and sale of building materials, and (ii) indirectly owning an investment in a chemicals partnership. The business of ISP Holdings consists primarily of owning approximately 83% of the outstanding common stock of ISP. The business of ISP Investments consists of holding investments for ISP. ISP, through its wholly-owned subsidiaries, develops, manufactures, sells and distributes specialty chemicals, mineral products, filter products and advanced materials.

          The name, business address and citizenship of the members of the Board of Management and executive officers of AHF are set forth in Schedule A hereto.

          The name, position, business address and citizenship of each director and executive officer of GAF are set forth on Schedule B hereto.

          The name, position, business address and citizenship of each director and executive officer of G-I Holdings are set forth on Schedule C hereto.

          The name, position, business address and citizenship of each director and executive officer of G Industries are set forth on Schedule D hereto.

          The name, position, business address and citizenship of each director and executive officer of GAFBMC are set forth on Schedule E hereto.

          The name, position, business address and citizenship of each director and executive officer of BMCA are set forth on Schedule F hereto.

          The name, position, business address and citizenship of each director and executive officer of ISP Holdings are set forth on Schedule G hereto.

          The name, position, business address and citizenship of each director and executive officer of ISP are set forth on Schedule H hereto.

          The name, position, business address and citizenship of each director and executive officer of ISP Investments are set forth on
     Schedule I hereto.

          None of the Reporting Persons nor any of the persons listed on Schedules A through I hereto has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration
             -------------------------------------------------

          The aggregate amount of funds used by the Reporting Persons to purchase the 672,200 Shares beneficially owned by them, directly or indirectly, was approximately $16,919,249.18, including commissions.

          The funds used to purchase such Shares were obtained by the Reporting Persons from the following sources: (i) with respect to Shares owned by Heyman Investment Associates, funds of such partnership and borrowings pursuant to standard margin arrangements,
     (ii) with respect to Shares owned by AHF, its own funds, (iii) with respect to Shares owned by BMCA, the working capital of BMCA and borrowings pursuant to standard margin arrangements, (iv) with respect to Shares owned by ISP Holdings, the working capital of ISP Holdings and borrowings pursuant to standard margin arrangements, and (v) with respect to Shares owned by ISP Investments, the working capital of ISP Investments, loans from affiliates and borrowings pursuant to standard margin arrangements.

     Item 4. Purpose of Transaction
             ----------------------

          The Reporting Persons acquired the Shares beneficially owned (or deemed, solely for purposes of Rule 13d-3, to be beneficially owned), directly or indirectly, by them, respectively, based on their respective determinations that the Shares represent an attractive investment opportunity.

          The Reporting Persons intend to review their respective investments in the Corporation on a continuing basis and may increase their respective equity positions in the Corporation depending upon the price and availability of Shares, the

     availability of funds to them, subsequent developments affecting the Corporation, the Corporation's business prospects, other investment and business opportunities available to them, general stock market conditions, tax considerations and other factors. Upon the basis of a continuing review of such investment positions, the Reporting Persons may decide to reduce or dispose of their respective positions in the Shares.


     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

          As of the close of business on January 23, 1997, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 672,200 Shares, representing approximately 5.8% of the number of Shares outstanding on October 31, 1996 (based on 11,590,464 Shares believed by the Reporting Persons to be outstanding as of October 31,
     1996). Of such Shares, HIA has direct beneficial ownership of 494,150 Shares ("HIA Owned Shares") (constituting approximately 4.3% of the outstanding Shares), AHF has direct beneficial ownership of 10,000 Shares ("AHF Owned Shares") (constituting less than 0.1% of the outstanding Shares), BMCA has direct beneficial ownership of 84,010 Shares ("BMCA Owned Shares") (constituting approximately 0.7% of the outstanding Shares), ISP Holdings has direct beneficial ownership of 25,245 Shares (the "ISP Holdings Owned Shares") (constituting approximately 0.2% of the outstanding Shares) and ISP Investments has direct beneficial ownership of 58,795 Shares ("ISP Owned Shares") (constituting approximately 0.5% of the outstanding Shares).

          HIA and AHF have the sole power to vote, direct the voting of, dispose of and direct the disposition of the HIA Owned Shares and the AHF Owned Shares, respectively. BMCA has the sole power to vote, direct the voting of, dispose of and direct the disposition of the BMCA Owned Shares. ISP Investments has the sole power to vote, direct the voting of, dispose of and direct the disposition of the ISP Owned Shares. ISP Holdings has the sole power to vote, direct the voting of, dispose of and direct the disposition of the ISP Holdings Shares. ISP, by virtue of its ownership of all of the outstanding capital stock of ISP Investments, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the ISP Owned Shares. ISP Holdings, by virtue of its ownership of approximately 83% of the outstanding common stock of ISP, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the ISP Owned Shares. GAFBMC, by virtue of its ownership of all of the outstanding stock of BMCA, may be deemed to own beneficially (solely for purposes of Rule


     13d-3) the BMCA Owned Shares. G Industries, by virtue of its ownership of all of the outstanding capital stock of GAFBMC, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the BMCA Owned Shares. G-I Holdings, by virtue of its ownership of all of the outstanding capital stock of G Industries, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the BMCA Owned Shares. GAF, by virtue of its ownership of all of the outstanding capital stock of G-I Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the BMCA Owned Shares. Mr. Heyman, by virtue of his ownership of approximately 96% of the capital stock of GAF and of ISP Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the ISP Owned Shares, the ISP Holdings Owned Shares and the BMCA Owned Shares and, by virtue of his being the sole general partner of HIA and the officer with the trading authority for AHF, may be deemed to own beneficially (solely for purposes of Rule 13d-3) the HIA Owned Shares and the AHF Owned Shares. The Reporting Persons disclaim that they constitute a group for purposes of Rule 13d-5 under the Act.

          In the past 60 days, HIA, AHF, ISP Holdings, ISP Investments and BMCA effected transactions in Shares in open market transactions as set forth in Schedule J.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
             --------------------------------------------------------

              None.

     Item 7.  Material to be Filed as Exhibits
              --------------------------------

              None.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



     Dated: January 24, 1997            Heyman Investment Associates

                                        By: /s/ SAMUEL J. HEYMAN
                                           ----------------------
                                             Samuel J. Heyman
                                             General Partner

                                        The Annette Heyman
                                             Foundation Inc.

                                        By: /s/ SAMUEL J. HEYMAN
                                           ----------------------
                                             Samuel J. Heyman
                                             President

                                        /s/ SAMUEL J. HEYMAN
                                        -------------------------
                                             Samuel J. Heyman

                                        GAF Corporation
                                        G-I Holdings Inc.
                                        G Industries Corp.
                                        GAF Building Materials
                                             Corporation
                                        Building Materials
                                             Corporation of America
                                        ISP Holdings Inc.
                                        International Specialty
                                             Products Inc.
                                        ISP Investments Inc.


                                        By:  /s/ SAMUEL J. HEYMAN
                                           ----------------------
                                             Samuel J. Heyman
                                             Chief Executive Officer



                                   SCHEDULE A




          The name and position of the members of the Board of Management of The Annette Heyman Foundation Inc. and its executive officers are set forth below. The business address of each such person is 333 Post Road West, Westport, Connecticut 06881, except for Mr. Heyman, whose business address is 1361 Alps Road, Wayne, New Jersey 07470. Each of such persons is a citizen of the United States.


     Name                                  Position
     ----                                  --------

     Samuel J. Heyman                      Director, President and
                                             Treasurer

     Ronnie F. Heyman                      Director and Secretary

     Annette Heyman                        Director


                                   SCHEDULE B




          The name and position of the directors and executive officers of GAF Corporation are set forth below. The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470, except as set forth on Schedule A. All executive officers and directors are citizens of the United States.

     Name                                  Position
     ----                                  --------

     Samuel J. Heyman                      Director, Chairman & CEO


     Carl R. Eckardt                       Director, Vice Chairman

     James P. Rogers                       Executive Vice President,
                                           Chief Financial Officer and
                                           Treasurer

     Richard A. Weinberg                   Senior Vice President,
                                           General Counsel and
                                           Secretary

     Louis A. Goldberg                     Senior Vice President,
                                           Corporate Human Resources

     Ronnie F. Heyman                      Director


                                   SCHEDULE C




          The name and position of the directors and executive officers of G-I Holdings Inc. are set forth below. The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and directors are citizens of the United States.

     Name                                  Position
     ----                                  --------

     Samuel J. Heyman                      Director, Chairman & CEO

     Carl R. Eckardt                       Executive Vice President

     James P. Rogers                       Executive Vice President,
                                           Chief Financial Officer and
                                           Treasurer

     Richard A. Weinberg                   Senior Vice President,
                                           General Counsel and
                                           Secretary


                                   SCHEDULE D





          The name and position of the directors and executive officers of G Industries Corp. are set forth below. The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and directors are citizens of the United States.

     Name                                  Position
     ----                                  --------

     Samuel J. Heyman                      Chief Executive Officer

     James P. Rogers                       Executive Vice President,
                                           Chief Financial Officer and
                                           Treasurer

     Richard A. Weinberg                   Director, Senior Vice
                                           President, General Counsel
                                           and Secretary



                                   SCHEDULE E




          The name and position of the directors and executive officers of GAF Building Materials Corporation are set forth below. The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and directors are citizens of the United States.

     Name                                  Position
     ----                                  --------

     Samuel J. Heyman                      Chief Executive Officer

     James P. Rogers                       Executive Vice President,
                                           Chief Financial Officer and
                                           Treasurer

     Richard A. Weinberg                   Director, Senior Vice
                                           President and Secretary


                                   SCHEDULE F




          The name and position of the directors and executive officers of Building Materials Corporation of America are set forth below. The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and directors are citizens of the United States.

     Name                                  Position
     ----                                  --------

     Samuel J. Heyman                      Director and Chairman

     Sunil Kumar                           Director, President
                                           and Chief Operating Officer

     James P. Rogers                       Director and Executive Vice
                                           President

     John M. Sergey                        Director

     Richard A. Weinberg                   Senior Vice President
                                           and Secretary

     Donald W. LaPalme                     Senior Vice President-
                                           Operations


     Joseph J. Okaly                       Vice President-Marketing
                                           & Sales, Commercial Roofing
                                           Products

     William W. Collins                    Vice President-Marketing
                                           & Sales, Residential
                                           Roofing Products


                                   SCHEDULE G




          The name and position of the directors and executive officers of ISP Holdings are forth below. The business address of each executive officer and director is 818 Washington Street, Wilmington, Delaware 19801. All executive officers and directors are citizens of the United States.


     Name                           Position
     -----                          ---------

     Samuel J. Heyman               Director, Chairman & CEO

     Carl R. Eckardt                Executive Vice President

     James P. Rogers                Executive Vice President and
                                    Chief Financial Officer

     Richard A. Weinberg            Senior Vice President,
                                    General Counsel and Secretary

     Louis S. Goldberg              Senior Vice President,
                                    Corporate Human Resources

                                   SCHEDULE H

          The name and position of the directors and executive officers of International Specialty Products Inc. are set forth below. The business address of each executive officer and director is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

     Name                                  Position
     -----                                 ---------

     Samuel J. Heyman                      Director, Chairman & CEO

     Peter R. Heinze                       Director, President and
                                           Chief Operating Officer

     Carl R. Eckardt                       Director, Executive Vice
                                           President

     James P. Rogers                       Executive Vice President-
                                           Finance and Chief Financial
                                           Officer

     Richard A. Weinberg                   Senior Vice President,
                                           General Counsel and
                                           Secretary

     Richard B. Olsen                      Senior Vice President and
                                           General Manager, Mineral
                                           Products

     Louis A. Goldberg                     Senior Vice President -
                                           Corporate Human Resources

     Randall R. Lay                        Vice President and Chief
                                           Financial Officer

     Harrison J. Goldin                    Director

     Charles M. Diker                      Director

     Sanford Kaplan                        Director

     Burt Manning                          Director

          Mr. Goldin is a partner of Goldin Associates, L.P., a consulting firm, the address of which is 767 Fifth Avenue, New York, New York 10153. Mr. Diker is a limited partner of Weiss, Peck & Greer, an investment management firm, the address of which is 1 New York Plaza, New York, New York 10004. Mr. Kaplan is a private investor. Mr. Manning is Chairman and Chief Executive Officer of J. Walter Thompson Company, a multinational advertising company, the address of which is 466 Lexington Avenue, New York, New York 10017.


                                   SCHEDULE I



          The name and position of the directors and executive officers of ISP Investments Inc. are set forth below. The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and directors are citizens of the United States.

     Name                                  Position
     ----                                  --------

     Samuel J. Heyman                      Chief Executive Officer

     Peter R. Heinze                       Chief Operating Officer

     Richard A. Weinberg                   Director, Senior Vice
                                           President, General Counsel and
                                           Secretary

     James P. Rogers                       Executive Vice President -
                                           Finance and Treasurer

     Louis A. Goldberg                     Senior Vice President -
                                           Corporate Human Resources


                                   SCHEDULE J

          The following schedule sets forth information with respect to each purchase in the Shares which was effectuated by the Reporting Persons during the past 60 days. All transactions were effectuated in the open market through a broker.

     BUILDING MATERIALS CORPORATION OF AMERICA
     -----------------------------------------

                              Number of
     Date                Shares Purchased           Price per Share*
     ----                ----------------           ---------------
     12/16/96                  6,800                   24.4899
     12/17/96                 10,310                   24.6818
     12/18/96                    735                   24.3750
     12/19/96                  7,060                   24.7168
     12/20/96                    625                   24.8150
     12/23/96                  1,875                   25.1250
     12/24/96                  5,185                   25.1250
     01/08/97                  5,875                   24.9280
     01/09/97                 10,000                   25.0000
     01/10/97                  2,310                   25.0000
     01/13/97                  6,435                   25.1250
     01/15/97                  4,625                   25.6990
     01/15/97                  6,250                   25.7500
     01/16/97                  3,235                   25.7460
     01/16/97                  3,320                   25.7500
     01/17/97                  4,370                   25.6875
     01/22/97                  2,500                   25.3750
     01/23/97                  2,500                   25.5000


     ISP INVESTMENTS INC. (THROUGH ISP INVESTMENTS GRANTOR TRUST)
     ------------------------------------------------------------

                            Number of
     Date                Shares Purchased         Price per Share*
     ----                ----------------         ---------------
     12/16/96                 4,760                    24.4899
     12/17/96                 7,215                    24.6818
     12/18/96                   515                    24.3750
     12/19/96                 4,945                    24.7168
     12/20/96                   435                    24.8150
     12/23/96                 1,310                    25.1250
     12/24/96                 3,630                    25.1250
     01/08/97                 4,110                    24.9280
     01/09/97                 7,000                    25.0000
     01/10/97                 1,615                    25.0000
     01/13/97                 4,505                    25.1250
     01/15/97                 3,235                    25.6990
     01/15/97                 4,375                    25.7500
     01/16/97                 2,265                    25.7460
     01/16/97                 2,315                    25.7500
     01/17/97                 3,065                    25.6875
     01/22/97                 1,750                    25.3750
     01/23/97                 1,750                    25.5000


     ISP HOLDINGS INC.
     -----------------

                            Number of
     Date                Shares Purchased         Price per Share*
     ----                ----------------         ---------------
     12/16/96                 2,040                    24.4899
     12/17/96                 3,100                    24.6818
     12/18/96                   225                    24.3750
     12/19/96                 2,120                    24.7168
     12/20/96                   190                    24.8150
     12/23/96                   565                    25.1250
     12/24/96                 1,560                    25.1250
     01/08/97                 1,765                    24.9280
     01/09/97                 3,000                    25.0000
     01/10/97                   700                    25.0000
     01/13/97                 1,935                    25.1250
     01/15/97                 1,390                    25.6990
     01/15/97                 1,875                    25.7500
     01/16/97                   975                    25.7460
     01/16/97                   990                    25.7500
     01/17/97                 1,315                    25.6875
     01/22/97                   750                    25.6875
     01/23/97                   750                    25.5000


     HEYMAN INVESTMENT ASSOCIATES
     ----------------------------



                              Number of
      Date                    Shares Purchased              Price per Share*
      ----                    ----------------              ---------------
      12/13/96                      40,800                        24.4900
      12/17/96                      56,875                        24.6820
      12/18/96                       4,425                        24.3750
      12/19/96                      37,375                        24.7170
      12/20/96                       3,750                        24.8150
      12/23/96                      11,250                        25.1250
      12/24/96                      31,125                        25.1250
      01/08/97                      35,250                        24.9280
      01/09/97                      60,000                        25.0000
      01/10/97                      13,875                        25.0000
      01/13/97                      38,625                        25.1250
      01/15/97                      27,750                        25.6990
      01/15/97                      37,500                        25.7500
      01/16/97                      19,425                        25.7460
      01/16/97                      19,875                        25.7500
      01/17/97                      26,250                        25.6880
      01/22/97                      15,000                        25.3750
      01/23/97                      15,000                        25.5000


     THE ANNETTE HEYMAN FOUNDATION INC.
     ----------------------------------



                                 Number of
      Date                    Shares Purchased              Price per Share*
      ----                    ----------------              ---------------
      12/17/96                      5,000                         24.6820
      12/19/96                      5,000                         24.7170






     ______________
     *Excluding commissions



                                  31

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